UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-36150

CUSIP Number: 83587F202

(Check One): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Sorrento Therapeutics, Inc.
Full Name of Registrant

Former Name if Applicable

4955 Directors Place
Address of Principal Executive Office (Street and Number)

San Diego, California 92121
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11‑K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sorrento Therapeutics, Inc. (the “Registrant”) is unable to file its Annual Report on Form 10-K for its fiscal year ended December 31, 2021 (the “Form 10-K”) prior to 5:30 p.m. Eastern Time on March 1, 2022 without unreasonable effort or expense for the reason described below.

As previously disclosed on the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 7, 2022, the Company’s Chief Financial Officer passed away unexpectedly on January 6, 2022, and the Registrant has therefore experienced an unanticipated delay in the preparation of the Form 10-K. The Registrant intends to file the Form 10-K within the fifteen-day extension period afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Henry Ji	(858)	203-4101
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sorrento Therapeutics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2022	By: /s/ Henry Ji, Ph.D.
Henry Ji, Ph.D. Chairman of the Board of Directors, Chief Executive Officer, President and Interim Chief Financial Officer